SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Annual Report – For the Year Ended 30 June 2016

ABN 37 080 699 065

Annual Report

For the Year Ended 30 June 2016

(and previous corresponding period: Year Ended 30 June 2015)

Photos courtesy of the Florey Institute of Neuroscience and Mental Health

Chairman’s Letter

Dear fellow shareholders,

Neurodegenerative diseases are terrible afflictions that slowly rob men and women of their mental faculties and families of their loved ones. With few treatment options available, the need has never been greater for the work we are doing developing therapies that have the potential to make a difference to the lives of people with these diseases.

It’s estimated there are more than 44 million people around the world with Alzheimer’s disease (AD) or a related dementia while Huntington disease (HD) affects around 60,000 Europeans and 30,000 Americans. The cost of care for both diseases is estimated to be hundreds of billions of dollars.

PBT2, one molecule in our library of more than 2000 MPAC compounds, has demonstrated in both pre-clinical and clinical studies its potential to provide therapies for Alzheimer’s and Huntington disease.

The US Food and Drug Administration (FDA) currently has a partial clinical hold on PBT2 that limits the dose that can be administered in trials in the US. In response, we have submitted a strong  technical and safety data package, incorporating our Phase 3 HD trial design in support of lifting the hold.

Concurrently, we are creating a comprehensive non-clinical and clinical package of data on PBT2 for submission to selected European national authorities and the European Medicines Agency.

Prana’s Chief Scientific Advisor, Dr Rudy Tanzi of Harvard University, continues to progress research into PBT2 and build evidence of its impact on tau protein in the brain, reducing the toxic tangles that contribute to Alzheimer’s and Huntington disease. His work is exciting and continually expands our knowledge on neurodegenerative diseases and how to combat them.

Further validating PBT2’s potential as a therapy for Huntington disease, Prana’s clinical collaborators from the Georgetown University in Washington presented at the recent 20th International Congress of Parkinson’s Disease and Movement Disorders on patient reported outcomes from the Reach2HD trial using the Huntington disease – Patient Reported Outcome of Problems assessment tool, ‘HD-PROP’. This tool captured verbatim patient reports during the course of the trial with respect to their most bothersome problems. Importantly, it showed 90% of reported improvement in ‘problems with thinking’ was achieved with PBT2-treated patients, suggesting that PBT2 was associated with decreased thinking complaints. This gives us great encouragement to continue on our development pathway for PBT2 to treat HD.

Prana continues to develop PBT434, our lead candidate for Parkinsonian Movement disorders. PBT434 has been shown to decrease levels of relevant toxic proteins and improve motor and/or cognitive performance in selected models of Parkinson’s disease and various orphan ‘atypical’ parkinsonian diseases. These results are encouraging and we have compiled the collective non-clinical information package and plans for our Phase 1 trials for discussion with the FDA to enable approval to commence our PBT434 Phase 1 program. If successful, the Phase 1 program will demonstrate the required safety, tolerability and pharmacokinetic profile to enable later stage clinical development.

We continue to investigate drug candidates for further development through our mechanism of action screens, with several being promoted to animal modelling. These developments in our discovery program will enable increased depth and diversification of our pipeline for neurodegenerative disorders.

Chairman’s Letter (continued…)

I’d like to take this opportunity to thank our staff for their continued commitment to their work and our investors. Drug development for neurodegenerative disease is extremely complex and difficult, but the rewards for success – for patients and drug developers – are immense and worth pursuing.

Yours sincerely

Geoffrey Kempler

Chairman and CEO

Review of Operations

Detailed below is an update on the status of the Group's development projects and overall operations for the year ended 30 June 2016.

Over the last few years, research into neurodegenerative disorders has shifted its focus from concentrating primarily on indication specific characteristics and disease targets to also investigating the nature of underlying common pathological cellular events that ultimately affect neuronal viability. Prana’s research and development embraces this thinking by investigating both the impact of its MPACs on specific protein targets that include Abeta, tau, alpha-synuclein and huntingtin proteins, in addition to understanding how our MPACs can modulate fundamental metal mediated cellular processes. These processes become impaired with age and/or disease and impact neuronal health and function. Accordingly, the therapeutic potential behind each of our compounds is multi-faceted. With our MPACs working across multiple underlying neuronal biochemistry pathways and reducing the potential for a disease associated protein to become toxic and to form harmful aggregates.

As will be described below, our research serves to provide (i) further mechanistic validation of the value proposition for our lead MPACs, PBT2 and PBT434 as competitively differentiated therapeutics in their field and (ii) the ability to profile emerging drug candidates from the Prana Discovery and Translational Biology Program.

Clinical Development

Previously we reported that the United States Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold, or PCH, based on particular non-clinical neurotoxicology findings in a dog study. These dog findings would limit the dose of PBT2 that we can use in future trials. Our ‘Complete Response’ to the PCH is based on deep analysis of the specific nature of the dog findings and the body of human clinical safety data compiled over four Phase 1 and four Phase 2 to date with PBT2, including, for example, the very good safety and tolerability profile demonstrated in the ‘IMAGINE’ Extension study in patients with mild Alzheimer’s disease over two years. As requested by the FDA, our ‘Complete Response’ includes our proposed Phase 3 protocol for testing the cognitive efficacy, safety and tolerability of PBT2 in patients with Huntington disease (HD). Our Complete Response has been lodged and we await the response from the FDA.

In June 2016 at the International Movement Disorders Conference in Berlin, researchers and statisticians at Georgetown MedStar University, Washington, DC, presented their analysis from the Reach2HD study on the relationship between the Trails Making Test B (TMT-B) cognitive test and reports by patients of their most bothersome problems. The verbatim responses of patients on the Reach2HD trial were captured using the Huntington Disease Patient-Reported Outcome of Problems tool, or ‘HD-PROP’. The study shows that of those patients that improved as reported in HD-PROP, that 90% of those patients were taking PBT2. These findings indicate the potential clinical meaningfulness of the TMT-B test and the prospective benefit of PBT2 to help cognitive impairment.

Recently, we have been preparing the non-clinical, clinical and manufacturing information package on PBT2 for submission to European regulators. PBT2 has been awarded Orphan Drug designation for the treatment of Huntington disease in both the United States and Europe. In the first instance, we are seeking scientific advice from the UK and German national authorities on our Phase 3 program in their territories. These countries have many Huntington disease clinical sites and represent important HD markets. Then we will request review by the European Medicines Agency (EMA) on the regulatory path forward in Europe. This data package will include the clinical safety, pharmacokinetic and pharmacodynamic information of PBT2 from three new Phase 1 trials that has helped inform us on the design of prospective Phase 3 protocols for PBT2. These trials investigated drug:drug interactions, food effects, pharmacokinetic parameters and PBT2 absolute bioavailability with PBT2, collectively demonstrating a favourable drug development profile.

Review of Operations (continued…)

The preparatory work to enable our lead MPAC for Parkinsonian Movement Disorders, PBT434, to commence Phase 1 studies is well underway. We have completed a comprehensive ICH compliant IND-enabling non-clinical program to evaluate PBT434’s pharmacologic and pharmacokinetic profile, including an ICH compliant battery of GLP studies and a series of non-GLP preclinical studies. The GLP program included: in vitro genotoxicity studies, safety pharmacology studies and two pivotal 28-day toxicokinetic studies with recovery phase conducted in the rat and dog.  The preclinical studies included: in vitro metabolism, drug interaction and plasma protein binding studies and in vivo PK and brain distribution studies in the rat and mouse. PBT434 has been shown to be well tolerated with limited toxicity.

We are in communication with the FDA regarding PBT434’s development plans, having submitted a pre-IND dossier for their review in respect of the suitability of the above non-clinical package and manufacturing of PBT434 drug product to support our proposed Phase 1 studies. Based on this feedback, we are on target to submit a full IND dossier before the end of 2016. The design of the Phase 1 program entails single and ascending multiple dose administration to healthy volunteers (SAD and MAD studies). After the safety of the SAD and MAD studies has been evaluated, we plan to administer PBT434 to a cohort of Parkinson’s disease patients. An innovative feature of the Phase 1 program is the inclusion of cerebrospinal fluid (CSF) sampling to assess the pharmacokinetics of PBT434 and also explore the effect of short-term administration of PBT434 on mechanistic biomarkers that include alpha-synuclein and tau proteins and oxidation biomarkers. The decision to initiate exploration of these biomarkers was based on preliminary findings of reduced levels of alpha-synuclein and tau in the CSF of rats within four hours and in a separate study, an observable, but not significant reduction in alpha-synuclein in the CSF of dogs over a 28 day period. In addition, any information on the pharmacodynamics of the drug and these biomarkers will help inform Phase 2 design.

It is anticipated that subject to regulatory approval, PBT434 will commence its Phase 1 program during 2017 to investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434.

Discovery and Translational Biology Programs

In July this year, Professor Rudolph Tanzi, Founding Scientist and Chief Scientific Advisor for Prana, presented results obtained from testing PBT2 in the ‘Alzheimer’s-in-a-Dish Model’, a model previously described in the journal Nature, at the Alzheimer’s Association International Conference in Toronto.  He found that treatment of the 3D model cells with PBT2 significantly reduced levels of both phospho-tau (p-tau) aggregates and Aβ42 fibrils when compared to controls.  Further, that PBT2 also led to modest improvements in neuronal cell viability in the model. The presentation was entitled: “Reconstructing Alzheimer Amyloid and Tau Pathology in 3D Cell Cultures Derived from Human Stem Cells.”

By binding and redistributing biological metals, MPACs influence the expression, accumulation, toxicity and clearance of target proteins implicated in neurodegenerative disorders including Alzheimer's, Huntington disease and Movement Disorders. In the Prana laboratories, we are developing neuronal cell culture models in which misfolded proteins including ABeta (for AD), α-synuclein (PD and other synucleinopathies), huntingtin (HD) and phosphotau (Tauopathies such as Progressive Supranuclear Palsy) are overexpressed. Using these models, candidate drugs emerging from our MPAC library can be assayed for their ability to prevent the accumulation of toxic proteins. One of new initiatives in MPAC Discovery is the creation of high-throughput cell based assays to detect alterations in pathways affecting tau biology in the presence of novel MPACs.

In addition to impacting on protein targets such as tau, Abeta and alpha-synuclein, MPACs can modulate those metal dependent cellular biochemical processes that are compromised in the diseased neurodegenerative state. For example, metal dyshomeostasis in the brain has been shown to result in impaired cellular signaling and energy production. Indeed, impairment of the function of mitochondria, the cellular "power stations" has been implicated in the pathological process across the spectrum of neurodegenerative disease. (Johri and Flint-Beal, J Pharmacol Exp Ther-2012). Metals, especially copper and iron are crucial components of the energy production apparatus and dysregulation of the trafficking of these metals causes cellular energy deficits. Prana has entered a collaboration with scientists at the Baker IDI Heart and Diabetes Institute to employ Seahorse Extracellular Flux (XF©) microassay technology to assess the effect of novel Prana drugs on mitochondrial function (respiration – oxygen consumption and glycolytic capacity) in a model of oxidative stress in cultured neurons. As previously reported, Prana is developing rapid-throughput cell based assays to monitor activity of our MPACs on cell signaling pathways and this effort has proven to be highly effective as a screening tool to assess the activity of MPACs emerging from different chemical scaffolds.

Review of Operations (continued…)

Another underlying cellular feature of neurodegeneration, is the importance of maintaining cellular clearance pathways. "Clearance" is the term used to describe the processes by which all cells break down, recycle or expel cellular components or proteins which are damaged or are no longer needed. A build up of toxic misfolded or damaged proteins can lead to inefficiency and failure of the clearance apparatus which in turn will impair neuronal function. Metals are known to impact on clearance pathways at several points and Prana scientists are developing cell based models of impaired clearance as a Discovery screening tool to assay for potential effects of novel compounds.

Another initiative of the Prana Discovery team is the development of microfluidic chamber technology which permits monitoring of the physiology of individual neurons and synapses and provides easy access to manipulation and testing of candidate MPACs. We anticipate the technology will generate information on (i) the effect of Prana drugs on axons and synapses (see image below), (ii) the mechanism of action and pharmacodynamics of PBT2, PBT434 and novel MPACs and (iii) the effects of MPACs on the expression and activity of synaptic proteins, metal mobilisation and drug delivery and turnover. In the literature, this method has demonstrated the transfer of misfolded tau protein between neurons which helps explain how the Tau pathology once triggered, can spread across the brain (Wu et al Nat Neurosci 2016), and a study describing the role of Brain Derived Neurotrophic Factor (BDNF) in HD (Zhao et al PNAS 2016). Notably, Prana has previously published data showing potent effects of PBT2 on BDNF in animal models of cognitive impairment.

Neurons growing in wells at either end of a microfluidic chamber (A) extend axons towards each other along laser incised nanochannels (B) to create synapses at a central well (C).

The Discovery platform uses our novel screening methodologies to generate Structure Function Relationships (SAR) information on the emerging MPAC chemical scaffolds of interest in the Prana library. Promising compounds are then promoted into translational animal modeling programs to test and validate our candidate MPACs as candidate development leads. Our Translational Biology Program has been successful in profiling MPACs in models of Alzheimer’s disease, Synucleinopathies such as Parkinson’s disease and Multiple System Atrophy, Tauopathies such as Progressive Supranuclear Palsy and Corticobasal Degeneration. As for Huntington disease, the Synucleinopathies and Tauopathies are orphan indications. Accordingly, in line with our overall strategy to increase pipeline depth and breadth, our Discovery and Translational Biology Program supports the therapeutic strategy for our lead compounds PBT2 and PBT434 and the identification of orphan indications in neurodegenerative disorders of great unmet medical need.

REFERENCES

•	Johri J and Flint Beal M. Mitochondrial Dysfunction in Neurodegenerative Diseases. J Pharmacol. Exp. Therap (2012) 342:619–630
•	Wu JW, Hussaini SA, Bastille IM, Rodriguez GA, Mrejeru A, Rilett K, Sanders DW, Cook C, Fu H, Boonen RACM, Herman M, Nahmani E, Emrani S, Figueroa YH, Diamond MI, Clelland CL, Wray S, Duff KE. Neuronal activity enhances tau propagation and tau pathology in vivo. Nat Neurosci (2016) 19:1085-1092

Review of Operations (continued…)

•	Zhao X, Chena X-Q, Hana E, Hua Y, Paika P, Dingb Z, Overmanc J, Lauc AL, Shahmoradiand SH, Chiud W, Thompson LM, Wua C, Mobleya WC. TRiC subunits enhance BDNF axonal transport and rescue striatal atrophy in Huntington’s disease. Proc Nat Acad Sci USA (2016) doi/10.1073/pnas.1603020113

Results of Operations

The Group reported a loss for the year of A$7.73 million (2015: A$5.89 million). The loss is after fully expensing all research and development costs.

Other Income

We had other income of A$4.8 million (2015: A$6.3 million) relating to a 45% tax incentive rebate for eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) decreased to A$9.59 million for the year ended June 30, 2016 from A$12.30 million for the year ended June 30, 2015, a decrease of A$2.71 million, or 22.03%. The decrease in research and development expenses in the year ended June 30, 2016 is primarily attributable to the US Food and Drug Administration’s (FDA) placement of PBT2 on partial clinical hold.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Review of Operations (continued…)

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset. In the year ended June 30, 2016, we recorded A$4.8 million as receivable with respect to funds we will receive in relation to the 2016 financial year under the research and development incentive scheme.

Financial Position and Capital Resources

As at 30 June, 2016, the Group had cash reserves of A$28.59 million compared to A$34.91 million at 30 June, 2015. For the years ended 30 June, 2016 and 2015, we incurred an operating loss of A$7.73 million and A$5.89 million, respectively, and an operating cash outflow of A$7.42 million and A$10.87 million, respectively.

Cash Flows

Net cash used in operating activities was A$7.42 million and A$10.87 million during the years ended 30 June, 2016 and 2015, respectively. Our payments to suppliers and employees during the years ended 30 June, 2016 and 2015 were A$14.06 million and A$18.12 million respectively. The A$3.45 million decrease in net cash used in operating activities for the year ended 30 June, 2016 compared to the year ended 30 June, 2015 reflects decreased research and development activities due to the US Food and Drug Administration’s (“FDA”) placement of PBT2 on partial clinical hold. During the years ended 30 June 2016 and 2015, our payments to suppliers and employees was offset by interest income of A$120,392 and A$216,317 respectively.

Risks Related to Our Business

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results.  In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints.  Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development.  It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use.  Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans.  Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate.

Clinical trials are expensive and time consuming, and their outcome is uncertain.

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

Review of Operations (continued…)

We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all.  Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
•	slower than expected patient enrollment;
•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
•	unforeseen safety issues; or
•	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial.  Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials.   Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring.   Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase.  Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

We rely on research institutions to conduct our clinical trials.  Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of PBT2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates.  The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration.  Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner.  The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers.  We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

Review of Operations (continued…)

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products.  The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development.  We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel.  We have entered into employment or consultancy agreements with these individuals.  The loss of their services could negatively affect our business.  Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success.  Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies.  These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.  In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change.  Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development.  Some of these competitive products use therapeutic approaches that compete directly with our product candidates.  Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

Review of Operations (continued…)

•	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and
•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

We have limited large-scale manufacturing experience with our product candidates.  Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner.  Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets.  Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials.  We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production.  We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis.  We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies.  We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

Until recently, we have depended upon a sole drug substance manufacturer of our lead compound, PBT2, and currently depend on a sole drug product manufacturer to encapsulate the compound. We could incur significant costs and delays if alternative drug substance manufacturers of PBT2 are not suitable or technically capable of producing PBT2 drug substance to our specifications, or, if we are unable to promptly find a replacement for our current drug product manufacturer.

To date, we have relied on a single manufacturer to develop Good Manufacturing Practice (‘GMP’), synthetic processes for our lead compounds.  Since 2008, our lead compound in Huntington and Alzheimer’s disease, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large-scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington patients.  In 2016, we commenced technology transfer of the synthetic process for PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of PBT2 drug substance. In addition, in 2014, Dr Reddy’s manufactured PBT434 drug substance to service the prospective Phase 1 program for PBT434, our lead compound in Parkinsonian movement disorders.

Review of Operations (continued…)

We currently still rely on a sole manufacturer, Patheon Inc., to provide high speed encapsulation capability for PBT2 and placebo. We are actively seeking an additional and back up manufacturer, capable of high speed encapsulation for large scale manufacturing campaigns to service later stage clinical trials, but we may be unsuccessful in our efforts, or may be incur material additional costs and substantial delays.   In 2015 we appointed the Institute for Drug Technology, Boronia, Australia to undertake development work for the encapsulation of PBT434 drug substance and placebo to commence GMP manufacture in 2016. This campaign does not require high-speed encapsulation.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products.  If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital.  Qualified personnel may not be available in adequate numbers or at a reasonable cost.  Further, our sales staff may not achieve success in their marketing efforts.  Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities.  We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully.  Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully.  Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost.  The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital.  In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control.  We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere.  The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations.  Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services.  Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability.  In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability.  We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims.  We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all.  This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim.  We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms.  Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Review of Operations (continued…)

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.

Review of Operations (continued…)

In February 2015, the FDA placed PBT2 on Partial Clinical Hold due to particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials, refer to Item 4.B. ‘Clinical Trials for Our Lead Compound’. We may be unsuccessful in lifting this Partial Clinical Hold or be required to undertake further development work that adversely impact the timing of commercialization of PBT2. Similarly we may be delayed or prevented from obtaining regulatory approvals for PBT2 to conduct clinical trials by other competent regulatory authorities based on concerns with pre-clinical or clinical safety or clinical trial design.

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing.  Even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of PBT2 may not be replicated in future clinical trials of PBT2, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of PBT2 may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

Review of Operations (continued…)

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

 If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Intellectual Property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;
•	obtain orphan designation for our products and technologies;
•	obtain licenses to the patented technologies of third parties;
•	operate without infringing on the proprietary rights of third parties; and
•	protect our trade secrets, know-how and other confidential information.

Review of Operations (continued…)

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions.  Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.  Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others.  If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities.  Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all.  To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  We may have to defend the validity of our patents in order to protect or enforce our rights against a third party.  Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

Review of Operations (continued…)

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
•	It is possible that our pending patent applications will not lead to issued patents.
•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
•	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Review of Operations (continued…)

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the radiopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing radiopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks Related to Our Securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the last two fiscal years ended June 30, 2016 and subsequently until 30 September, 2016, the market price for our ordinary shares on the ASX has, after giving effect to the implementation of the reverse ratio, ranged from as low as A$0.06 to a high of A$0.36 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$2.70 to a high of U.S.$17.64. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

Review of Operations (continued…)

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•	announcements of technological innovations or new commercial products by us and our competitors;

•	determinations regarding our patent applications, patents and those of others;

•	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

•	litigation;

•	economic and other external factors; and

•	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

Ownership interest in our company may be diluted as a result of additional financings.

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.    In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the year ended June 30, 2016 and as 30 September 2016, none of our ordinary shares were sold under this facility. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2016 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (US$42.5 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve-month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX.  Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Review of Operations (continued…)

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2016. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

We do not anticipate paying dividends on our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs have traded on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year, the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks Related to Our Compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Review of Operations (continued…)

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

Intellectual Property Report

Intellectual Property Developments

Over the last year, Prana has received further approvals from international patent office’s relating to its patent estate. Consequently, the majority of patents covering our lead MPAC’s - PBT2, PBT434 and PBT519 have now been Granted. The company continues to pursue ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases in major jurisdictions, particularly the United States.

Prana also continues to work towards the discovery of new chemical entities that may be effective drugs for various neurodegenerative disorders. Over the last year, Prana chemists have synthesized a large number of different compounds from different chemical classes, with many compounds displaying compelling results in our screening and animal modelling. Our screening paradigm continues to evolve to reflect the latest technology available to our scientists and new mechanisms of action.

A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  The majority of the below patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinsonian movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)	In October 2015, Prana achieved Allowance of patent claims in the USA covering the use of PBT2 for the treatment of Huntington’s disease. These claims provide a second level of protection, in addition to the successfully Granted composition of matter claims to PBT2 in a related application.

(ii)	In August 2015, Prana filed a second Continuation application in the USA, with claims seeking coverage of the use of 8-hydroxyquinoline compounds, other than PBT2 for the treatment of Huntington disease. This case is currently in active prosecution with the USPTO.

(iii)	In September 2015, Prana received Notice of Grant from the United States patent office in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434.

(iv)	In August 2015, Prana filed a Continuation Application, with claims directed to the use of Quinazolinone compounds for the treatment of neurological diseases. This case is also in active prosecution with the USPTO.

(v)	In December 2015, Prana filed a PCT application directed to 4H-Pyrido(1,2-a) Pyrimidin-4-one compounds, which are novel MPAC compounds for the treatment of neurodegenerative diseases.

(vi)	In March 2016 Prana re-filed two Australian provisional patent applications directed to novel methods of synthesizing compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II‘.

(vii)	The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted Europe, with a case in Canada proceeding to Acceptance. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

Intellectual Property Report (continued…)

(viii)	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2016 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

Patent Prosecution Update

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, Canada, China and the USA (2). A case has been Granted in Europe and has been validated in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India and Brazil are under examination. A continuation application in the USA is also under examination.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand. A case has been Granted in Europe and has been validated in separate countries. Applications are under examination in the USA, India and Brazil.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, Japan, USA and Australia. A remaining application in Europe is under examination. A patent in Canada has been Accepted.	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan and the USA. An application in the USA is undergoing prosecution. Cases in Australia and Europe have been Accepted.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

“4H-Pyrido(1,2-a) Pyrimiidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

Directors’ Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the ‘Group’ or ‘Consolidated Entity’ or ‘Prana’) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2016. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Director

Company Secretary

Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Principal Activities

The Group's principal activities during the course of the year were to commercialise research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review and Results of Operations

The consolidated net loss of the Group after providing for income tax amounted to $7.7 million (2015: $5.9 million). For further details, refer to the Review of Operations set out on pages 3 to 20.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2016 financial year.

Share Options Granted to Directors and Key Management Personnel

During or since the end of the financial year no shares or options were granted by Prana Biotechnology Limited to the Directors of the Group.

Earnings Per Share

Basic loss per share 1.45 cents (2015: 1.17 cents).

Corporate Structure

Prana Biotechnology Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and
•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Directors’ Report (continued…)

Employees

The Group had 12 employees (excluding Directors) at 30 June 2016 (2015: 15 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Group during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

Information relating to after balance date events is set out in note 24.

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Group's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pages 3 to 20 of this Annual Report.

Environmental Issues

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group's scientific research activities are in full compliance with all prescribed environmental regulations.

Directors’ Report (continued…)

Information on Directors

The names and particulars of Directors of the Group in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Appointed to the Board	11 November 1997
Last Elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience	Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of the Group. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Interest in Shares and Options	18,011,000 ordinary shares and 4,000,000 options over ordinary shares
Committees	Nil
Current or Former Directorships held in other listed entities within the last 3 years	Opthea Limited (appointed 30 November 2015)

Mr Brian Meltzer	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	28 November 2013
Qualifications	B. Com., M Ec.
Experience	Mr Meltzer has over 30 years’ experience in economics, finance and investment banking. Until mid-2014, Mr. Meltzer was a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Interest in Shares and Options	326,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Chairman of the Audit Committee and Remuneration Committee and member of the Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Dr George Mihaly	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	13 November 2013
Qualifications	B. Pharm, M.Sc., Ph.D. FAICD
Experience	Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia's leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options	226,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit Committee, Remuneration Committee and Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Mr Peter Marks	Non-Executive Independent Director
Appointed to the Board	29 July 2005
Last Elected by shareholders	13 November 2014
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience	From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.
In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank. Mr Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines. Mr. Marks is currently the principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Emefcy Group Limited (formerly Savcor Group Limited), an ASX listed industrial technology business.
Interest in Shares and Options	43,111 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit Committee
Current or Former Directorships held in other listed entities within the last 3 years	Armadale Capital Plc (appointed November 2005)
Emefcy Group Ltd (appointed March 2015) Noxopharm Ltd (appointed March 2016)

Directors’ Report (continued…)

Mr Lawrence Gozlan	Non-Executive Independent Director
Appointed to the Board	8 August 2011
Last Elected by shareholders	13 November 2014
Qualifications	B.Sc.(Hons)
Experience

Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high-level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. Mr. Gozlan is currently a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Interest in Shares and Options	1,000,000 options over ordinary shares
Committees	Chairman of the Nomination Committee
Current or Former Directorships held in other listed entities within the last 3 years	OncoSil Medical Ltd (resigned May 2015) Phosphagenics Ltd (resigned May 2015)

Directors’ Report (continued…)

Prof. Ira Shoulson	Non-Executive Director
Appointed to the Board	13 May 2014
Last Elected by shareholders	13 November 2014
Qualifications	MD, BPsych
Experience

Ira Shoulson, MD is the Chairman of our Research and Development Advisory Board. He is the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine in Rochester, New York. He received his MD degree (1971) and postdoctoral training in medicine (1971-73) and neurology (1975-77) at the University of Rochester and in experimental therapeutics at the National Institutes of Health (1973-75).

Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and more than 25 other multi-centre controlled trials. He is the Director of the Experimental Therapeutics Program at the University of Rochester Department of Neurology, the chair of the executive committees of the Huntington Study Group and the Parkinson Study Group, an associate editor of Archives of Neurology, a member of the National Institute of Neurological Disorder and Stroke Council, a consultant for the Food and Drug Administration, and the immediate past-president of the American Society for Experimental NeuroTherapeutics (ASENT). He has authored more than 220 scientific reports.

Interest in Shares and Options	Nil
Committees	Nil
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

REMUNERATION REPORT (audited)

The information provided under Sections A to F includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were Directors of the Group during the financial year:

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Director

Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Ms Kathryn Andrews	Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

These were the only executives of the Group during the financial year ended 30 June 2016.

The remuneration report is set out under the following main headings:

A.	Principles used to determine the nature and amount of remuneration
B.	Details of remuneration
C.	Share-based compensation
D.	Employment Contracts of Directors and Key Management Personnel
E.	Key Management Personnel disclosure
F.	Additional information

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with "Best Practice" including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives' position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount of $1.25m approved by Shareholders at the 2004 annual general meeting and at a level that is consistent with industry standards. Non-Executive Directors receive a board fee and fees for chairing or participating on board committees, see table below for the annual fee. They do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable and the fees are inclusive of superannuation, if applicable.

Directors’ Report (continued…)

	2016	2015
	$	$
Base fees
Board - member	45,000	45,000
Additional fees
Audit committee - chair	20,000	20,000
Audit committee - member	15,000	15,000
Nomination committee - chair	15,000	5,000
Nomination committee - member	5,000	5,000
Remuneration committee - chair	15,000	15,000
Remuneration committee - member	10,000	10,000

Remuneration Policy versus Group Financial Performance

The Group's Remuneration Policy is not directly based on the Group's performance, rather on industry practice.

The Group's primary focus is research activities with a long-term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2016:

	30-Jun-16	30-Jun-15	30-Jun-14	30-Jun-13	30-Jun-12
	$	$	$	$	$
Revenue from ordinary activities	142,657	176,842	363,775	150,867	186,664
Total comprehensive loss for the year	(7,729,551)	(5,885,069)	(13,329,239)	(7,787,242)	(5,239,469)

No dividends have been paid for the five years to 30 June 2016.

	30-Jun-16	30-Jun-15	30-Jun-14	30-Jun-13	30-Jun-12
	$	$	$	$	$
ASX share price at start of the year	0.15	0.22	0.25	0.14	0.19
ASX share price at end of the year	0.10	0.15	0.22	0.25	0.14
Basic and diluted loss per share (cents)	(1.45)	(1.17)	(3.11)	(2.30)	(1.82)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group's performance over the past 5 years.

Directors’ Report (continued…)

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators ("KPI's").

The Group uses a variety of KPI's to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;
•	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•	achievement of research project milestones within scheduled time and/or budget.

For details of performance-based remuneration refer to Employment Contracts of Directors and Key Management Personnel on pages 39 and 40.

Directors’ Report (continued…)

B. Details of Remuneration

Details of Remuneration for the year ended 30 June 2016

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2016 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based Payments
	Cash salary and fees	Non-monetary benefits	Superannuation Contribution	Long service leave	Equity	Total
2016	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	448,617	-	29,990	7,766	-	486,372
Mr Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	60,000	-	-	-	-	60,000
Mr Lawrence Gozlan	60,000	-	-	-	-	60,000
Prof. Ira Shoulson [2]	303,474	-	-	-	-	303,474
	997,091	-	64,990	7,766	-	1,069,847
Key Management Personnel
Ms Dianne Angus [1]	353,300	-	19,308	6,051	-	378,658
Ms Kathryn Andrews [1]	125,609	-	10,820	-	-	136,429
	478,909	-	30,127	6,051	-	515,087

TOTAL	1,476,000	-	95,117	13,817	-	1,584,934

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

[2]	Includes consulting fees paid to Prof. Ira Shoulson in the amount of $258,474.

Directors’ Report (continued…)

Details of Remuneration for the year ended 30 June 2015

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2015 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based Payments
	Cash salary and fees	Non-monetary benefits	Superannuation Contribution	Long service leave	Equity	Total
2015	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	521,689	-	35,000	(224)	-	556,465
Mr Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	60,000	-	-	-	-	60,000
Mr Lawrence Gozlan	50,000	-	-	-	-	50,000
Prof. Ira Shoulson [6]	250,648	-	-	-	-	250,648
	1,007,337	-	70,000	(224)	-	1,077,113
Key Management Personnel
Mr Richard Revelins [4]	39,926	-	-	-	-	39,926
Ms Dianne Angus 1 & 5	326,346	-	18,783	2,874	170,397	518,401
Ms Kathryn Andrews 1 & 3	81,233	-	7,541	82	-	88,857
Mr Phillip Hains [2]	100,000	-	-	-	-	100,000
	547,506	-	26,324	2,957	170,397	747,184

TOTAL	1,554,843	-	96,324	2,733	170,397	1,824,297

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

[2]	Mr Phillip Hains retired from his appointment as Acting Chief Financial Officer and was appointed as Company Secretary on 4 November 2014.

[3]	Ms Kathryn Andrews was appointed as Chief Financial Officer on 4 November 2014.

[4]	Mr Richard Revelins retired from his position as Company Secretary and Chief Financial Officer on 4 November 2014.

[5]	Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 3 October 2014	Volatility: 130.5%
Exercise Price: $0.34	Risk-free Interest Rate: 2.71%
Stock Price: $0.22	Dividend Yield: 0%
Years to Expiry: 4.00	Option Price: $0.1704

[6]	Includes consulting fees paid to Prof. Ira Shoulson in the amount of $205,426.

Directors’ Report (continued…)

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives as determined by the Board from time to time.  Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore, there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary received equity as approved by shareholders at the 2012 Annual General Meeting, in recognition of future contributions to the growth and success of the Group. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2016	2015	2016	2015
Mr Geoffrey Kempler	100%	82%	0%	18%
Mr Brian Meltzer	100%	100%	0%	0%
Dr George Mihaly	100%	100%	0%	0%
Mr Peter Marks	100%	100%	0%	0%
Mr Lawrence Gozlan	100%	100%	0%	0%
Prof. Ira Shoulson	100%	100%	0%	0%

Key Management Personnel	2016	2015	2016	2015
Ms Dianne Angus	100%	67%	0%	33%
Ms Kathryn Andrews	100%	100%	0%	0%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short-term incentives considered to be at risk in the current or prior year.

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's US presence, a US plan and an Australian plan were developed. At 30 June 2016, equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 2 Key Management Personnel, 12 employees and 19 consultants under the Australian Plan.

Directors’ Report (continued…)

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise Price	Share Price Hurdle	Vested	Value per option at grant date
7-Aug-06	7-Sep-06	7-Aug-14	$0.00	$0.40	Yes	$0.08
2-Oct-06	6-Oct-06	7-Aug-14	$0.00	$0.40	Yes	$0.48
12-Jun-07	28-Dec-07	7-Aug-14	$0.00	$0.40	Yes	$0.34
26-May-09	20-Aug-13	7-Aug-14	$0.00	$0.40	Yes	$0.18
21-Mar-12	21-Mar-12	20-Mar-17	$0.25	$0.00	Yes	$0.10
12-Dec-12	12-Dec-12	13-Dec-17	$0.33	$0.00	Yes	$0.07
4-Nov-13	4-Nov-13	3-Nov-18	$0.73	$0.00	Yes	$0.21
3-Oct-14	3-Oct-14	2-Oct-18	$0.34	$0.00	Yes	$0.17

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group's shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

Details of the options over ordinary shares in the Group provided as remuneration to each of the Directors and Key Management Personnel of the Group are set out below.

	Number of options granted during the year		Number of options vested during the year
Directors	2016	2015	2016	2015
Mr Geoffrey Kempler	-	-	-	-
Mr Brian Meltzer	-	-	-	-
Dr George Mihaly	-	-	-	-
Mr Peter Marks	-	-	-	-
Mr Lawrence Gozlan	-	-	-	-
Prof. Ira Shoulson	-	-	-	-

Key Management Personnel	2016	2015	2016	2015
Ms Kathryn Andrews	-	-	-	-
Ms Dianne Angus	-	1,000,000	-	1,000,000

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

Directors’ Report (continued…)

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2016:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days’ notice	* Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Group may terminate with 90 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Group may terminate with 30 days’ notice	* Bonus pro-rated only if termination occurs in 1st year

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Kathryn Andrews	Until termination by either party Signed 11 November 2014	Ms Andrews may terminate with 30 days’ notice Or Without Cause the Group may terminate with 30 days’ notice Or With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses * Permitted to keep and/or exercise options that have vested at the time of termination

Directors’ Report (continued…)

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days’ notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days’ notice	* Permitted to keep and/or exercise options that have vested at the time of termination

* Accrued entitlements including all unreimbursed business expenses

		Without Cause the Group may terminate with 120 days’ notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses

* Permitted to keep and/or exercise options that have vested at the time of termination

Directors’ Report (continued…)

E. Key Management Personnel disclosure

Options and Rights Holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the Group, including their personally related parties, are set out below:

30 June 2016	Balance at start of the year	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of the year	Vested and exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof Ira Shoulson	-	-	-	-	-	-	-
Other Key Management Personnel
Ms Dianne Angus	1,317,819	-	-	-	1,317,819	1,317,819	-
Ms Kathryn Andrews	-	-	-	-	-	-	-
	9,317,819	-	-	-	9,317,819	9,317,819	-

Directors’ Report (continued…)

30 June 2015	Balance at start of the year	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of the year	Vested and exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof Ira Shoulson	-	-	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins *	500,000	-	-	(500,000)	-	-	-
Ms Dianne Angus	317,819	1,000,000	-	-	1,317,819	1,317,819	-
Mr Phillip Hains**	-	-	-	-	-	-	-
Ms Kathryn Andrews ***	-	-	-	-	-	-	-
	8,817,819	1,000,000	-	(500,000)	9,317,819	9,317,819	-

*	Closing balance on termination as Company Secretary and Chief Financial Officer on 4 November 2014

**	Closing balance on termination as Acting Chief Financial Officer on 4 November 2014

***	Opening balance on appointment as Chief Financial Officer on 4 November 2014

All vested options are exercisable at the end of the year.

Directors’ Report (continued…)

Shares provided on exercise of remuneration options

Details of ordinary shares in the Group provided as a result of the exercise of remuneration options to key management personnel of the group are set out below.

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended 30 June 2015 and 30 June 2016.

Shareholdings

The number of shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

30 June 2016	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other	Balance at the end of the year
	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Prof Ira Shoulson	-	-	-	-	-
Other Key Management Personnel
Ms Dianne Angus	146,128	-	-	-	146,128
Ms Kathryn Andrews	-	-	-	-	-
	18,753,571	-	-	-	18,753,571

Directors’ Report (continued…)

30 June 2015	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other [1]	Balance at the end of the year
	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,811,000	-	-	200,000	18,011,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Prof Ira Shoulson*	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins*	20,308	-	-	(20,308)	-
Ms Dianne Angus	146,128	-	-	-	146,128
Mr Phillip Hains**	211,800	-	-	(211,800)	-
Ms Kathryn Andrews***	-	-	-	-	-
	18,785,679	-	-	(32,108)	18,753,571

*	Closing balance on termination as Company Secretary and Chief Financial Officer on 4 November 2014

**	Closing balance on termination as Acting Chief Financial Officer on 4 November 2014

***	Opening balance on appointment as Chief Financial Officer on 4 November 2014

[1]	Net Change other refers to shares purchased or sold during the financial year

Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

F. Additional Information

Details of Remuneration: Cash Bonuses and Options

No other cash bonuses were paid or have been forfeited in the current year. In prior year, Mr Geoffrey Kempler received $100,000 cash bonus. This was previously awarded during the 2008 financial year, but Mr Kempler had elected not to receive the bonus at that time.

Directors’ Report (continued…)

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

Directors	Year Granted	Vested %	Forfeited %	Financial years in which options may vest	Minimum total value of grant yet to vest $	Total value of grant yet to vest $
Mr Geoffrey Kempler	2013	100%	-	-	-	-
Mr Brian Meltzer	2013	100%	-	-	-	-
Dr George Mihaly	2013	100%	-	-	-	-
Mr Peter Marks	2013	100%	-	-	-	-
Mr Lawrence Gozlan	2013	100%	-	-	-	-
Prof Ira Shoulson	-	-	-	-	-	-
Key Management Personnel
Ms Kathryn Andrews	-	-	-	-	-	-
Ms Dianne Angus	2012, 2014 & 2015	100%	-	-	-	-

End of Remuneration Report

Meetings of Directors

The following table sets out the number of Directors' Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 25 Board Meetings, 9 Audit Committee Meetings, 1 Nomination Committee Meeting and 2 Remuneration Committee Meetings were held.

Directors	Board Meetings		Committee Meetings
			Audit Committee		Nomination Committee		Remuneration Committee
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended

Mr Geoffrey Kempler	25	24	-	-	-	-	-	-
Mr Brian Meltzer	25	23	9	9	1	1	2	2
Dr George Mihaly	25	24	9	9	1	1	2	2
Mr Peter Marks	25	24	9	9	-	-	-	-
Mr Lawrence Gozlan	25	24	-	-	1	1	-	-
Prof. Ira Shoulson	25	23	-	-	-	-	-	-

Directors’ Report (continued…)

Indemnifying Directors and Officers

During the financial year, the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share Options/Warrants on Issue at 30 June 2016

As at 30 June 2016 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant
24-Oct-18	$0.61	200,000
2-Oct-18	$0.34	1,000,000
25-Jun-18	$0.37	1,649,573
3-Nov-18	$0.73	360,000
11-Dec-18	$1.04	1,200,000
5-Feb-19	$1.12	100,000
6-Apr-18	$0.25	1,200,000
18-Feb-20	$0.26	2,000,000
13-Dec-17	$0.33	8,500,000
25-May-20	$0.27	1,400,000
20-Mar-17	$0.25	1,119,519
4-Aug-18	$0.66	306,490
1-Oct-18	$0.66	360,000
		19,395,582

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2016 there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

Since 30 June 2016, there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2016 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Group

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit Services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

During the year ended 30 June 2016, the Group did not engage the external auditor to provide non-audit services.

Directors’ Report (continued…)

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2016 has been received and can be found on page 57.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of September 2016

Corporate Governance Statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council's ('the Council') Corporate Governance Principles and Recommendations 3rd Edition (“ASX Recommendations”).

A review of the Group's Corporate Governance Framework is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors ('the Board') continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council's Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.pranabio.com.

Principle 1: Lay solid foundations for management and oversight

1.1 Role of the Board and Management

The Board's role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board's role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Group's registered office or on its website at www.pranabio.com.

The Board's responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation
2.	Strategy formulation
3.	Overseeing planning activities
4.	Shareholder liaison
5.	Monitoring, compliance and risk management
6.	Group finances
7.	Human resources
8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors
9.	Delegation of authority
10.	Remuneration policy
11.	Nomination policy

1.2 Board Appointments

The Group undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Group provides relevant information to shareholders for their consideration about the attributes of candidates together with whether the Board supports the appointment or re-election.

Corporate Governance Statement (continued…)

The terms of the appointment of a non-executive director, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

1.3 The Company Secretary

The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board, including agendas, Board papers and minutes, advising the Board and its Committees (as applicable) on governance matters, monitoring that the Board and Committee policies and procedures are followed, communication with regulatory bodies and the ASX and statutory and other filings.

1.4 Diversity

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group has not set any gender specific diversity objectives, as it believes that multicultural diversity and other diversity factors are as equally important within its organisation.

The following table demonstrates the Group's gender diversity as at 30 June 2016:

	Number of Males	Number of Females
Directors	6	-
Key Management Personnel	-	2
Other Group Employees	3	4

1.5 Performance Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period, the Board and individual performance evaluations were conducted. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director's Report under the section headed 'Remuneration Report' on pages 32 to 45.

1.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Group's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

Corporate Governance Statement (continued…)

Principle 2: Structure the Board to add value.

2.1 Nomination of New Directors

The Group has a Nomination Committee whose current members and their qualifications, are detailed in the Directors' Profiles on pages 27 to 31. Details of attendance of the members of the Nomination Committee are contained on page 45.

The role of the Nomination Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

The Nomination Committee consists of three Independent Non-Executive Directors. The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pages 27 to 31.

The Board has a skills matrix covering the competencies and experience of each member. When the need for a new director is identified, the required experience and competencies of the new director are defined in the context of this matrix and any gaps that may exist.

2.2 Board composition

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Recommendations, qualifications and experience are stated in the Directors' Profiles on pages 27 to 31 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Group's industry;
•	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;
•	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and
•	some major Shareholders being represented on the Board.

A majority of Directors of the Group are classified as being 'Independent'. However, at this critical stage in the Group's development, the Board believes that the most appropriate person for the position of Chairman is the Chief Executive Officer of the Group. The Board believes having a majority of Independent Non-Executive Directors effectively negates any perceived lack of independence at Board level arising as result of having the Chairman and Chief Executive Officer roles exercised by the same individual.

2.3 Conflicts of Interest

Where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and
•	if requested by the Board, take reasonable steps to remove any conflict of interest.

Corporate Governance Statement (continued…)

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

2.4 Induction of New Directors, Ongoing Development and Commitments

An induction program has been established for new Directors, in which they are given a full briefing on the Group.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;
•	formal policies on Director appointment as well as conduct and contribution expectations;
•	details of all relevant legal requirements;
•	a copy of the Board Charter;
•	guidelines on how the Board processes function;
•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;
•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;
•	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;
•	an analysis of the Group; and
•	a copy of the Constitution of the Group

New Directors are issued with a formal Letter of Appointment that sets out the key terms and conditions of their appointment, including Director's duties, rights and responsibilities, the time commitment envisaged, and the Board's expectations regarding involvement with any Committee work.

During the year, all Directors have full access to all Group records and receive Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

Principle 3: Act ethically and responsibly

3.1 Code of Conduct

To assist the Board to carry out its functions, the Group has adopted and implements a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders. The code governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles and is administered by the Group's Audit Committee.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its Code of Conduct. This code includes the following:

Corporate Governance Statement (continued…)

3.1.1 Responsibilities to Shareholders and the Financial Community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders' rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group's financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

3.1.2 Employment Practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

3.1.3 Obligations Relative to Fair Trading and Dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group's customers, suppliers and competitors and encourages its employees to strive to do the same.

3.1.4 Responsibilities to the Community and to Individuals

As part of the community, the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

3.1.5 Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

3.1.6 How the Group Complies with Legislation Affecting its Operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group's operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of "gifts", Group policy will prevail.

3.1.7 How the Group Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Group are committed to implementing this Code of Conduct and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

3.2 Share Trading Policy

The Group has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group's securities.

Corporate Governance Statement (continued…)

Principle 4: Safeguard integrity in corporate reporting

4.1 Audit Committee

The Group has a duly constituted Audit Committee.

Below is a summary of the role, composition and responsibilities of the Audit Committee. Further details are contained in the Audit Committee's Charter, which is available from the Group or on its website at www.pranabio.com.

4.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Group's financial statements;
•	Independent auditor's qualifications, independence and performance;
•	Group's financial reporting processes and accounting policies;
•	Performance of the Group's internal audit function; and
•	Group's compliance with legal and regulatory requirements.

4.1.2 Composition

The Audit Committee consists of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 27 to 31.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 45.

4.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

4.2 CEO and CFO Declarations

The CEO and CFO have provided the Board with a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 External Auditor

The Group’s external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

There is also a requirement that the audit partner responsible for the audit not perform in that role for more than five years.

Corporate Governance Statement (continued…)

Principle 5: Making timely and balanced disclosure.

5.1 Continuous Disclosure

The Group has procedures in place to ensure that the market is properly informed of matters which may have a material impact on the price at which the company securities are traded and that information disclosed is factual and presented in a clear and balanced way.

The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Group's securities; and
2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group's securities.

The Group also posts all information disclosed in accordance with this policy on the Group's website in an area accessible by the public.

Principle 6: Respect the rights of shareholders

6.1 Shareholder Communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

1.	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;
2.	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;
3.	making it easy for Shareholders to participate in General Meetings of the Group; and
4.	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX's website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Group's website and distributed to shareholders where specifically requested;
•	the Appendix 4D which is published on the Group's website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and
•	other correspondence regarding matters impacting on shareholders as required.

Shareholders may elect to, and are encouraged to, receive communications from the Group and its share registry electronically.

Corporate Governance Statement (continued…)

Principle 7: Recognise and managing risk.

7.1 Risk Management

The Board is committed to the identification, assessment and management of risk throughout the Group’s business activities.

The Audit Committee has established a policy for risk oversight and management within the Group which is periodically reviewed and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively. Management reports to the Board on risk management through regular operations reports, and via direct and timely communication to the Board where and when applicable.

The Groups recognises that risk management is an essential element of good corporate governance and fundamental in achieving its strategic and operational objectives. Risk management improves decision-making, defines opportunities and mitigates material events that may impact security holder value.

The Board reviews the Group’s risk management framework periodically to satisfy itself that it continues to be sound. The Group faces risks inherent to its business, including economic risks, which may materially impact the Group’s ability to create or preserve value for security holders over the short, medium or long term. The Group has in place policies and procedures to help manage these risks. The Board does not consider that the Group currently has any material exposure to environmental or social sustainability risks.

7.2 Internal Auditor

The Board has appointed ShineWing Australia to provide internal risk audit services. The internal audit function is independent of the external audit function and provides objective assurance on the effectiveness of risk management, internal control and governance processes. The independent internal audit function has a direct reporting line to the Audit Committee and has free access to Group management and employees. Following a review of the risks facing the Group, an Internal Audit Plan is prepared by ShineWing Australia and endorsed by the Audit Committee and the Board. An internal audit is conducted biannually.

Principle 8: Remunerate fairly and responsibly.

8.1 Remuneration Committee

8.1.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group's Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Group's compensation programs, including share and American Depository Receipts ('ADRs') option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group's share and ADRs option plans and any other employee benefit plans.

8.1.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 27 to 31. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 45.

Corporate Governance Statement (continued…)

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

8.1.3 Responsibilities

The Group has adopted a Remuneration Committee to administer the Group's remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;
•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;
•	reviewing performance hurdles associated with incentive plans;
•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;
•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
•	succession planning for the CEO and Senior Executive Officers; and
•	performance assessment of the CEO and Senior Executives Officers.

8.2 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors' Report on pages 32 to 45 and in note 6 on page 78.

Shareholders are invited to vote on the adoption of the report at the Group's Annual General Meeting.

8.2.1 Senior Executive Remuneration Policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual's performance, with those granted to Directors subject to Shareholder approval.

Participants in an equity based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in company securities to any other person.

8.2.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

Auditors’ Independence Declaration

Auditor's Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2016, I declare that to the best of my knowledge and belief, there have been:

1. no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

2. no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
30 September 2016

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Annual Financial Report

For the year ended 30 June 2016

Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2016

		Consolidated Entity
		2016	2015[1]
	Note	$	$

Revenue from ordinary activities	3	142,657	176,842
Other income	3	4,753,697	6,317,438

Intellectual property expenses		(241,954)	(257,299)
General and administration expenses	4	(3,610,551)	(4,506,122)
Research and development expenses	4	(9,585,371)	(12,298,167)
Other operating expenses		(45,276)	(39,210)
Other gains and losses	4	857,247	4,721,449
Loss before income tax expense		(7,729,551)	(5,885,069)
Income tax expense	5	-	-
Loss for the year		(7,729,551)	(5,885,069)
Other comprehensive income		-	-
Total comprehensive loss for the year		(7,729,551)	(5,885,069)

1 There has been a reclassification of expenses of the prior year comparative figures. Details are provided in Note 1(v)

Loss per share attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic loss per share (cents per share)	8a	(1.45)	(1.17)
Diluted loss per share (cents per share)	8b	(1.45)	(1.17)

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 30 June 2016

		Consolidated Entity
		2016	2015
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	28,593,538	34,909,574
Trade and other receivables	10	4,786,765	6,521,154
Other current assets	12	276,504	313,465
TOTAL CURRENT ASSETS		33,656,807	41,744,193

NON-CURRENT ASSETS
Plant and equipment	11	24,225	44,727
Other non-current assets	12	43,988	45,462
TOTAL NON-CURRENT ASSETS		68,213	90,189
TOTAL ASSETS		33,725,020	41,834,382

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	1,748,566	2,152,015
Other financial liabilities	14	-	12,076
Provisions	15	608,771	554,615
TOTAL CURRENT LIABILITIES		2,357,337	2,718,706

NON-CURRENT LIABILITIES
Provisions	15	470	2,412
TOTAL NON-CURRENT LIABILITIES		470	2,412
TOTAL LIABILITIES		2,357,807	2,721,118
NET ASSETS		31,367,213	39,113,264

EQUITY
Contributed equity	16	146,879,214	146,895,714
Reserves	18	9,363,181	9,363,181
Accumulated losses	17	(124,875,182)	(117,145,631)
TOTAL EQUITY		31,367,213	39,113,264

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

For the year ended 30 June 2016

		Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	Note	$	$	$	$
Balance at 30 June 2014		140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Shares issued gross of costs	16	7,129,242	-	-	7,129,242
Options exercised	16 & 18	25,488	(25,488)	-	-
Options issued	18	-	451,235	-	451,235
Equity to be issued	16	16,500	-	-	16,500
Transaction costs	16	(284,931)	-	-	(284,931)
		6,886,299	425,747	-	7,312,046
Loss for the year	17	-	-	(5,885,069)	(5,885,069)
Total comprehensive income for the year		-	-	(5,885,069)	(5,885,069)
Balance at 30 June 2015		146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Equity to be issued	16	(16,500)	-	-	(16,500)
Loss for the year	17	-	-	(7,729,551)	(7,729,551)
Total comprehensive income for the year		-	-	(7,729,551)	(7,729,551)
Balance at 30 June 2016		146,879,214	9,363,181	(124,875,182)	31,367,213

The accompanying notes form part of these financial statements.

Cash Flow Statement

For the year ended 30 June 2016

		Consolidated Entity
		2016	2015
	Note	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(14,055,879)	(18,124,102)
Interest received		120,392	216,317
Grants received		-	228,541
R&D tax refund		6,516,961	6,808,170
NET OPERATING CASH FLOWS	22a	(7,418,526)	(10,871,074)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(2,307)	(28,757)
Payment for payroll and rental security deposit		1,474	(154,077)
NET INVESTING CASH FLOWS		(833)	(182,834)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		-	7,128,142
Transaction costs relating to equity issuances		-	(284,931)
NET FINANCING CASH FLOWS		-	6,843,211

NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,419,359)	(4,210,697)

Cash and cash equivalents at the beginning of the year		34,909,574	34,167,018
Redemption of security deposit		152,603	-
Effects of exchange rate changes on cash and cash equivalents		950,720	4,953,253
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	28,593,538	34,909,574

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2016

Note 1.     Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2016 was authorised for issue in accordance with a resolution of the Directors on 30 September 2016.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general-purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Group also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2016 and the comparative information presented in these financial statements for the year ended 30 June 2015. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2016, the Group incurred an operating loss of A$7.7 million (2015: Loss: A$5.9 million) and an operating cash outflow of A$7.4 million (2015: A$10.9 million). As at year-end the net assets of the Group stood at A$31.4 million (2015: A$39.1 million) and the cash position has decreased to A$28.6 million from A$34.9 million at 30 June 2015.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Cash on hand at 30 June 2016 are considered sufficient to meet the Group's forecast cash outflows for at least 12 months from the date of this report. While there is uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing "at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

•	The Group has on issue a total of 19.4 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at 30 June 2016 in the amount of A$4.8 million from the Australian Taxation Office in respect of its 2016 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended 30 June 2017.

On this basis, the Directors are satisfied that the Group is a going concern at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Statement of Financial Position as at 30 June 2016.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 45%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 45% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2016 the Group has recorded an item in other income of A$4.8 million (2015: A$6.1 million) to recognise this amount which relates to this period.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 23 for more details.

Accounting Policies

The following is a summary of the material accounting policies adopted by the Group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2016 and the results of all subsidiaries for the year then ended. Prana Biotechnology Limited and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

(c)	Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss and Other Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group's business (research and development) and its history of losses.

(d)	Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss and Other Comprehensive Income during the reporting period in which they are incurred.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(e)	Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(f)	Financial Instruments

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation ('AASB 132'), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Group and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (r) Share-Based Payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

(g)	Impairment of Assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Statement of Profit or Loss and Other Comprehensive Income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the Statement of Profit or Loss and Other Comprehensive Income immediately.

(h)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(i)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited's functional and presentation currency.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Controlled entities

The results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position,
•	income and expenses for each Statement of Profit or Loss and Other Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
•	all resulting exchange differences are recognised in other comprehensive income.

(j)	Employee Benefits

Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the Statement of Financial Position.

The Group’s obligations for annual leave are presented as part of provisions in the Statement of Financial Position. The obligations are presented as current liabilities in the Statement of Financial Position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Other long-term obligations

The liability for long service leave is not expected to be settled wholly within twelve months after the end of the period in which the employees render the related service. The liability is therefore recognised in the provision for employee benefits and measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bond rates with terms and currencies that match, as closely as possible, the estimated future cash outflows. Re-measurements as a result of experience adjustments and changes in actuarial assumptions are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

The obligations are presented as current liabilities in the Statement of Financial Position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(l)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(m)	Revenue from ordinary activities

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(n)	Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(o)	Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

(p)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair values and subsequently measure at amortised cost using the effective interest method.

(q)	Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

(r)	Share-Based Payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 23.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

(s)	Loss per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(t)	Share Capital

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

(u)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(v)	Changes to comparative figures

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

Reclassification of expenses to function in Statement of Profit or Loss and Other Comprehensive Income

The presentation of our financial results was recently reviewed. The result of this review was to reclassify expenses to function in the Statement of Profit or Loss and Other Comprehensive Income in order to improve the presentation of financial information to the users of the financial statements. This change is in line with the standard industry practice and IFRS. Prior periods’ comparatives have been revised to align to the disclosure in the 2016 Annual Report and the impact of the reclassification is shown in the table below.

This change in accounting policy had no impact on the total comprehensive loss for the prior periods, or the Statement of Financial Position or Cash Flow Statement.

	Year ended June 30, 2015
	Unadjusted	Adjustment	Adjusted

Revenues from ordinary activities	176,842	-	176,842
Other income	6,317,438	-	6,317,438
Research and development expenses	(12,298,167)	-	(12,298,167)
Corporate personnel expenses	(2,344,337)	2,344,337	-
General and administrative expenses	-	(4,506,122)	(4,506,122)
Intellectual property expenses	(257,299)	-	(257,299)
Auditor and accounting expenses	(416,271)	416,271	-
Travel expenses	(125,532)	125,532	-
Public relations and marketing expenses	(87,851)	87,851	-
Depreciation expenses	(31,587)	31,587	-
Other expenses	(1,626,076)	1,626,076	-
Other operating expenses	-	(39,210)	(39,210)
Other gains and losses	-	4,721,449	4,721,449
Foreign exchange gain (loss)	4,721,449	(4,721,449)	-
Gain (loss) on fair valuation of financial liabilities	86,322	(86,322)	-

Loss before income tax expense	(5,885,069)	-	(5,885,069)

Income tax expense	-		-
Loss for the year	(5,885,069)	-	(5,885,069)
Other comprehensive loss	-		-
Total comprehensive loss for the year	(5,885,069)	-	(5,885,069)

Loss per share (basic and diluted - cents per share)	(1.17)	-	(1.17)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	502,714,982	-	502,714,982

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

(w)	Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(x)	New, revised or amending accounting standards and interpretations

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following amending Standards and interpretations have been adopted from 1 July 2015. Adoption of these Standards and interpretations did not have any effect on the financial position or performance of the Group:

•	AASB 2013-9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments
•	AASB 2015-3 Amendments to Australian Accounting Standards arising from the Withdrawal of AASB 1031 Materiality
•	AASB 2015-4 Amendments to Australian Accounting Standards – Financial Reporting Requirements for Australian Groups with a Foreign Parent

Other than the amended accounting standards listed above, all other accounting standards adopted by the Group are consistent with the most recent Annual Report for the year ended 30 June 2015.

The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Group for the annual reporting period ended 30 June 2016. The Group does not expect to apply any of the below standards early.

Notes to the Financial Statements (continued…)

Note 1.     Statement of Significant Accounting Policies (continued)

Reference	Title	Application date of standard	Impact on financial report
AASB 15	AASB 15 Revenue from contracts	1 January 2017 with an expected delayed implementation date of 1 January 2018	The company is currently not generating revenue from contracts and thus the impact is expected to be nil.
AASB 9	AASB 9 Financial Instruments	1 January 2018	Management is in the process of determining the impact of this standard for subsequent reporting periods.
AASB 16	Leases	1 January 2019	Management is in the process of determining the impact of this standard for subsequent reporting periods.
2016-1	Amendments to Australian Accounting Standards – Recognition of Deferred Tax Assets for Unrealised Losses [AASB 112]	1 January 2017	The company has not reecognised any deferred tax asset for unrealised losses and thus the impact is expected to be nil.
IFRS 2 (Amendments)	Classification and Measurement of Share-based Payment Transactions [Amendments to IFRS 2]	1 January 2018	Management is in the process of determining the impact of this standard for subsequent reporting periods.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Financial Statements (continued…)

Note 2.     Parent Information

The following information has been extracted from the books and records of the parent entity and has been prepared in accordance with the accounting standards.

	Parent Entity
	2016	2015
Statement of Financial Position	$	$
ASSETS
Current Assets	33,656,807	41,744,193
Non-current Assets	292,469	91,604
TOTAL ASSETS	33,949,276	41,835,797

LIABILITIES
Current Liabilities	2,353,903	2,422,912
Non-current Liabilities	470	295,204
TOTAL LIABILITIES	2,354,373	2,718,116

EQUITY
Issued Capital	146,879,214	146,895,714
Reserves	9,363,181	9,363,181
Accumulated losses	(124,647,492)	(117,141,214)
TOTAL EQUITY	31,594,903	39,117,681

	2016	2015
Statement of Profit or Loss and Other Comprehensive Income	$	$
Total loss	(7,506,279)	(5,884,792)
Total comprehensive loss	(7,506,279)	(5,884,792)

Note 3.     Revenue and Other Income

	2016	2015
	$	$
From ordinary activities:
Other revenue
Interest	142,657	176,842
Total other revenue	142,657	176,842

Other income
R&D Tax Incentive	4,753,697	6,088,897
Other Grants	-	228,541
Total other income	4,753,697	6,317,438

Notes to the Financial Statements (continued…)

Note 4.     Loss for the year

	2016	2015
	$	$
Loss before income tax has been determined after:
General and Administration Expenses
Depreciation on fixed assets	22,810	31,587
Employee expenses (non R&D related)	992,751	937,348
Consultant and director expenses	750,158	1,227,731
Audit, internal control and other assurance expenses	204,776	499,911
Corporate compliance expenses	358,096	421,958
Office rental	195,561	161,175
Other administrative and office expenses	1,086,400	1,226,412

Research and Development Expenses
Employee expenses	1,821,717	1,866,915
Other research and development expenses	7,763,654	10,431,252

Other gains and losses
Foreign exchange gain	857,247	4,721,449

Notes to the Financial Statements (continued…)

Note 5.     Income Tax Expense

		2016	2015
		$	$
(a)	Income tax expense
	No income tax expense has arisen in the current or prior years from either current or deferred taxation.
(b)	Numerical reconciliation of income tax expense to prima facie tax payable
	Loss from continuing operations before income tax expense	(7,729,551)	(5,885,069)

	Tax at the Australian rate of 30%	(2,318,865)	(1,765,521)
	Effect of overseas tax rate of 35%	(11,111)	(41)
		(2,329,977)	(1,765,562)

	Tax effects of amounts which are not deductible (taxable) in calculating taxable income
	- entertainment	1,568	1,497
	- other non-deductible expenses	52,653	52
	- share based payments	-	140,651
	- research and development expenditure (net of tax incentive)	1,743,004	(2,153,737)
	- gain/(loss) on fair valuation of financial liabilities	-	25,897
		(532,751)	(3,751,203)
	(Over)/Under provision of income tax in previous year relating to a revision of estimate	4,582,839	3,071,631
		4,050,088	(679,572)
	Future tax benefits not recognised as an asset	(4,050,088)	679,572
	Income tax expense	-	-

(c)	Amounts recognised directly in equity:
	No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d)	Tax losses [1]
	Unused tax losses for which no deferred tax asset has been recognised	118,920,051	128,212,045
	Potential tax benefit at 30%	35,687,127	38,463,614

(e)	Unrecognised temporary differences
	Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	1,655,223	(3,934,146)
	- section 40-880 deductions	909,861	684,915
	- accruals and provisions	1,686,334	858,748
	- foreign exchange	(950,720)	(5,534,515)
	- sundry items	9,748	56,706
	Unrecognised deferred tax relating to the temporary differences	496,567	(1,180,244)

1     Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

Notes to the Financial Statements (continued…)

Note 5.     Income Tax Expense (continued)

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2016 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. The Group tax losses do not expire but are subject to a continuity of ownership test. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2016. Similarly, future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

Note 6.     Key Management Personnel Compensation

	2016	2015
	$	$
Short-term employee benefits	1,476,000	1,554,843
Post-employment benefits	95,117	96,324
Long-term benefits	13,817	2,733
Share-based payments	-	170,397
	1,584,934	1,824,297

Note 7.     Auditor’s Remuneration

	2016	2015
	$	$
Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	166,479	160,158
Audit and review of internal controls	38,297	256,113
Other assurance services	-	83,640
Total remuneration for audit services	204,776	499,911

No non-audit services have been provided by PricewaterhouseCoopers during the 2016 and 2015 financial years.

Notes to the Financial Statements (continued…)

Note 8.     Loss per Share

		2016	2015
		(cents)	(cents)
(a)	Basic loss per share	(1.45)	(1.17)

(b)	Diluted loss per share	(1.45)	(1.17)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(7,729,551)	(5,885,069)
	Loss used to calculate diluted loss per share	(7,729,551)	(5,885,069)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	533,891,470	502,714,982
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	533,891,470	502,714,982

(e)	Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

Note 9.     Cash and Cash Equivalents

	2016	2015
	$	$
Cash at bank and in hand	28,593,538	34,909,574
	28,593,538	34,909,574

The floating interest rates on cash at bank and in hand and deposits was between 0.03% and 3.00% (2015: 0.03% and 3.10%).

	2016	2015
	$	$
Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	28,593,538	34,909,574

Notes to the Financial Statements (continued…)

Note 10.     Trade and Other Receivables

	2016	2015
	$	$
Trade and Other Receivables
Grant receivable	-	55,699
Accrued interest income	25,283	4,255
R&D tax incentive receivable	4,753,646	6,461,212
Goods and services tax receivable	7,836	(12)
Total Trade and Other Receivables	4,786,765	6,521,154

Note 11.     Plant and Equipment

	2016	2015
	$	$
Plant and equipment:
At cost	112,631	112,631
Accumulated depreciation	(111,839)	(110,964)
Net book value	792	1,667

Computer Equipment
At cost	127,078	140,382
Accumulated depreciation	(107,583)	(103,771)
Net book value	19,495	36,611

Furniture and Fittings
At cost	38,398	38,398
Accumulated depreciation	(34,460)	(31,949)
Net book value	3,938	6,449

Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,659)
Net book value	-	-
Total net book value	24,225	44,727

Notes to the Financial Statements (continued…)

Note 11.     Plant and Equipment (continued)

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
2016	$	$	$	$	$
Balance at the beginning of year	1,667	36,611	6,449	-	44,727
Additions	-	2,799	-	-	2,799
Disposals	-	(491)	-	-	(491)
Depreciation expense	(875)	(19,424)	(2,511)	-	(22,810)
Net book value at the end of year	792	19,495	3,938	-	24,225

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the prior financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
2015	$	$	$	$	$
Balance at the beginning of year	2,520	36,451	8,586	-	47,557
Additions	-	27,957	800	-	28,757
Disposals	-	-	-	-	-
Depreciation expense	(853)	(27,797)	(2,937)	-	(31,587)
Net book value at the end of year	1,667	36,611	6,449	-	44,727

Note 12.     Other Assets

	2016	2015
	$	$
CURRENT
Prepayments	276,504	159,963
Payroll Deposits	-	152,603
Other Receivable	-	899
	276,504	313,465

NON-CURRENT
Rental Deposits	43,988	45,462
	43,988	45,462

Notes to the Financial Statements (continued…)

Note 13.     Trade and Other Payables

		2016	2015
	Note	$	$
CURRENT
Trade payables		311,719	362,493
Accrued expenses	13a	1,436,847	1,789,522
		1,748,566	2,152,015

	2016	2015
13a) Accrued expenses	$	$
Research and development accrued expenses	1,178,656	1,299,492
Other accrued expenses	258,191	490,030
Total accrued expenses	1,436,847	1,789,522

Note 14.     Financial Liabilities

	Note	2016	2015	2016	2015
		No.	No.	$	$
CURRENT
Warrants over ordinary shares	(a)	-	612,397	-	12,076
		-	612,397	-	12,076

(a)	Warrants over ordinary shares

In the financial year ended 30 June 2011 the Group entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, received in two instalments of US$350,000. As per the agreement, the Group issued 612,397 warrants over ordinary shares to the ADDF.

The warrants were convertible to Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant. These options expired unexercised during the financial year 2016.

Notes to the Financial Statements (continued…)

Note 15.     Provisions

a)	Aggregate Employee Benefits Liability

			2016	2015
		Note	$	$
a)	Aggregate Employee Benefits Liability

CURRENT
	Annual leave		288,122	261,823
	Long service leave	(i)	320,649	292,792
			608,771	554,615

NON-CURRENT
	Long service leave		470	2,412
			470	2,412

			No.	No.
b)	Number of Employees at Year-end		12	15

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 1 to this report.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	2016	2015
	$	$
Long service leave obligation expected to be settled after 12 months	320,649	292,792

Notes to the Financial Statements (continued…)

Note 15.     Provisions (continued)

c)	Movements in provisions

Movements in each class of provision during the financial year are set out below:

	2016	2015
	$	$
Annual leave
Carrying amount at start of year	261,823	217,646
Charged/(credited) to profit or loss
- additional provisions recognised	165,384	199,667
- unused amounts reversed	-	-
Amounts used during the year	(139,085)	(155,490)
Carrying amount at end of year	288,122	261,823

Long service leave
Carrying amount at start of year	295,204	280,166
Charged/(credited) to profit or loss
- additional provisions recognised	25,915	15,038
- unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	321,119	295,204
	609,241	557,027

Note 16.     Contributed Equity

		2016	2015
	Note	$	$
533,891,470 (2015: 533,891,470) fully paid ordinary shares	16a	144,177,570	144,194,070
Nil (2015: Nil) options over fully paid ordinary shares	16b	2,701,644	2,701,644
		146,879,214	146,895,714

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(a) Ordinary Shares		2016		2015
		No.	$	No.	$
At the beginning of reporting period		533,891,470	144,194,070	488,646,960	137,307,771
Shares issued during the year	(i)	-	(16,500)	45,064,510	7,145,742
Shares issued on exercise of options	(ii)	-	-	180,000	25,488
Transaction costs relating to share issues		-	-	-	(284,931)
At reporting date		533,891,470	144,177,570	533,891,470	144,194,070

Notes to the Financial Statements (continued…)

Note 16.     Contributed Equity (continued)

Ordinary shares participate in dividends and the proceeds on winding up of the Group in proportion to the number of shares held. At the shareholder’s meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) Shares issued during the year
			Issue Price
2016	Details	Number	$	$
01-Jul-15	Reverse proposed issue to a consultant	-	-	(16,500)
		-		(16,500)

			Issue Price
2015	Details	Number	$	$
01-Jul-14	Reverse proposed issue to a consultant [2]	-	0.22	(24,200)
21-Jul-14	Issued to a consultant[1]	110,000	0.23	25,300
23-Feb-15	Issued as part of a capital raising	35,631,690	0.15	5,304,319
24-Feb-15	Issued as part of a capital raising	2,538,820	0.14	357,270
02-Jun-15	Issued as part of a capital raising	6,784,000	0.22	1,466,553
30-Jun-15	Proposed issue to a consultant[2]	-	-	16,500
		45,064,510		7,145,742

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

(ii) Shares issued on exercise of options
2016
No shares were issued during the year	-	-	-
	-		-

			Exercise Price
2015	Details [1]	Number	$	$
21-Jul-14	Exercise of options	180,000	-	25,488
		180,000		25,488

1 Equity value is the fair value at grant date.

(b) Options	2016		2015
	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Notes to the Financial Statements (continued…)

Note 17.     Accumulated Losses

	2016	2015
	$	$
The movement in accumulated losses during the year were as follows:
Balance at the beginning of reporting period	(117,145,631)	(111,260,562)
Loss for the year	(7,729,551)	(5,885,069)
Balance at the end of reporting period	(124,875,182)	(117,145,631)

Note 18.     Reserves

		2016	2015
	Note	$	$
Share based payment reserve
19,395,582 (2015: 19,395,582) options over fully paid ordinary shares	18a	7,394,184	7,394,184
Nil (2014: Nil) options over ADRs	18b	1,515,434	1,515,434
Nil (2015: 612,397) warrants over ADRs	18c	453,563	453,563
		9,363,181	9,363,181

(a) Options over fully paid ordinary shares		2016		2015
		No.	$	No.	$
At the beginning of reporting period		19,395,582	7,394,184	18,542,577	6,968,437
Options issued during year	(i)	-	-	4,400,000	451,235
Exercise of options	(ii)	-	-	(180,000)	(25,488)
Expiration of options	(iii)	-	-	(3,166,995)	-
Forfeiture of options	(iv)	-	-	(200,000)	-
At reporting date		19,395,582	7,394,184	19,395,582	7,394,184

(i) Options issued during year
2016
No options were issued during the year

			Option fair value
2015	Details	Number	$	$
03-Oct-14	Issued to key management personnel[1]	1,000,000	0.17	170,397
19-Feb-15	Issued to consultants[2]	2,000,000	0.08	166,284
27-May-15	Issued to consultants[3]	1,400,000	0.08	114,554
		4,400,000		451,235

Notes to the Financial Statements (continued…)

Note 18.     Reserves (continued)

(ii) Exercise of options
2016
No options were exercised during the year

			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Exercise of options[4]	(180,000)	A$0.00	(25,488)
		(180,000)		(25,488)

(iii) Expiration of options
2016
No options were expired during the year

			Exercise Price
2015	Details	Number	$	$
24-Mar-15	Expired, unexercised, 24 March 2015 [5]	(2,166,995)	A$0.225	-
19-Dec-14	Expired, unexercised, 19 December 2014 [6]	(1,000,000)	A$0.25	-
		(3,166,995)		-

(iv) Forfeited Options
2016
No options were forfeited during the year

			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Lapsed, unexercised, 21 July 2014[7]	(200,000)	A$1.12	-
		(200,000)		-

[1]	Options exercisable at $0.34 on or before 2 October 2018
[2]	Options exercisable at $0.26 on or before 18 February 2020
[3]	Options exercisable at $0.27 on or before 25 May 2020
[4]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 constructive trading days
[5]	Options exercisable at $0.225 on or before 25 March 2015
[6]	Options exercisable at $0.25 on or before 19 December 2014
[7]	Options exercisable at $1.12 on or before 5 February 2019

Notes to the Financial Statements (continued…)

Note 18.     Reserves (continued)

(b) Options over ADRs [1]	2016		2015
	No.	$	No.	$
At the beginning of reporting period	-	1,515,434	-	1,515,434
At reporting date	-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options were convertible to ADRs, 1 ADR = 10 ordinary shares. These options expired without being exercised on 17 December 2012.

(c) Warrants over ADRs 1 & 2	2016		2015
	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At the beginning of reporting period	612,397	-	612,397	-
Expired[2]	(612,397)	-	-	-
At reporting date	-	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009.

These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

These warrants expired without being exercised on 4 June 2009.

[2]	Warrants exercisable at A$0.17 expired on 25 February 2016.

(d)	Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Note 19.     Contingent Liabilities and Contingent Assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

Note 20.     Segment Reporting

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group's activities are predominantly within Australia and cover research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

Notes to the Financial Statements (continued…)

Note 21. Commitments

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	2016	2015
Operating Lease Commitments	$	$
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	145,610	134,272
- between 12 months and 5 years	48,330	32,776
- greater than 5 years	-	-
	193,940	167,048

The property lease is a non-cancellable lease with an 18-month term, with rent payable monthly in advance. Commencing 1 April 2016, the lease has been renewed for a term of 18 months expiring on 30 September 2017.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors' Report.

Note 22. Cash Flow Information

	2016	2015
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax	$	$
Loss for the period	(7,729,551)	(5,885,069)
Add back depreciation expense	22,810	31,587
Add back (gain)/loss on fair value of financial liabilities	-	(86,322)
Add back share based payments expense	(16,500)	468,835
Increase in provisions	52,214	59,215
Decrease in accounts receivable	1,734,389	764,255
Increase in other current assets	(115,643)	(63,979)
Decrease in accounts payable	(403,449)	(1,206,343)
Decrease in other current liabilities	(12,076)	-
Add back effect of exchange rate movements	(950,720)	(4,953,253)
Cash flow used by operations	(7,418,526)	(10,871,074)

(b)	Non-cash Financing and Investing Activities

See notes 16 and 18 for equity issued for nil consideration.

Notes to the Financial Statements (continued…)

Note 23. Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's US presence, a US plan and an Australian plan were developed. At 30 June 2016 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 2 Key Management Personnel, 12 employees and 19 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2016	2015
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	13,277,715	12,987,715
Granted	-	110,000
Forfeited	-	-
Exercised Options	-	180,000
Outstanding at year-end	13,277,715	13,277,715

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 16 for further detail.

2004 Australian Employee, Directors and Consultants Share and Option Plan – Options

	2016		2015
	Number of	Weighted Average Exercise Price	Number of	Weighted Average Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	19,395,582	0.38	16,375,582	0.41
Granted	-	-	4,400,000	0.28
Lapsed	-	-	(200,000)	1.12
Forfeited	-	-	-	-
Exercised	-	-	(180,000)	-
Expired	-	-	(1,000,000)	0.25
Outstanding at year-end	19,395,582	0.38	19,395,582	0.38
Exercisable at year-end	19,395,582	0.38	19,395,582	0.38

Notes to the Financial Statements (continued…)

Note 23. Share-based Payments (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date		$2016	2015
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	200,000
PBTAB	3-Oct-14	2-Oct-18	$0.34	1,000,000	1,000,000
PBTAC	26-Jun-13	25-Jun-18	$0.37	1,649,573	1,649,573
PBTAD	4-Nov-13	3-Nov-18	$0.73	360,000	360,000
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	1,200,000
PBTAF	7-Feb-14	5-Feb-19	$1.12	100,000	100,000
PBTAG	7-Apr-14	6-Apr-18	$0.25	1,200,000	1,200,000
PBTAH	19-Feb-15	18-Feb-20	$0.26	2,000,000	2,000,000
PBTAQ	12-Dec-12	13-Dec-17	$0.33	8,500,000	8,500,000
PBTAR	27-May-15	25-May-20	$0.27	1,400,000	1,400,000
PBTAW	21-Mar-12	20-Mar-17	$0.25	1,119,519	1,119,519
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	306,490
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	360,000
			Total	19,395,582	19,395,582

Weighted average remaining contractual life of options outstanding at end of period				2.04 years	3.04 years

Life of the Option

The life is the time period from grant date through to expiry.

Share Price Volatility

Historical Volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Notes to the Financial Statements (continued…)

Note 23. Share-based Payments (continued)

Model inputs

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

		Exercise Price per Share	Share Price at Grant Date	Expected Share Price	Years to	Dividend	Risk-free Interest
Series	Grant Date	$	$	Volatility	Expiry	Yield	Rate
PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	3-Oct-14	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2016 was $0.10 (30 June 2015: $0.15).

Options issued outside of Employees', Directors' and Consultants' Share and Option Plan

	2016		2015
	Number of	Weighted Average Exercise Price	Number of	Weighted Average Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	-	-	2,166,995	0.23
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(2,166,995)	0.23
Outstanding at year-end	-	-	-	-
Exercisable at year-end	-	-	-	-

There were no options granted during the year ended 30 June 2016 and 30 June 2015 outside of the plan.

There are no options outstanding at 30 June 2016. All equity issued outside of the plan has been expensed in prior periods.

Notes to the Financial Statements (continued…)

Note 24. Events occurring after the reporting date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 25. Related Party Transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology in a separate capacity to his position as Non-Executive Director. Prof. Ira Shoulson was appointed as Non-Executive Director on 13 May, 2014. Total cash compensation of $303,474 was paid to Prof. Ira Shoulson for the period 1 July, 2015 to 30 June, 2016 in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Note 26. Financial Risk Management

The Group's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a)	Market Risk

(i)	Foreign Currency Risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	2016	2015
	$	$
Cash and cash equivalents ($USD)	21,890,509	27,100,354
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	-

Trade and other payables ($USD)	(36,348)	(79,490)
Trade and other payables (€EUR)	(10,176)	(25,617)
Trade and other payables (£GBP)	(2,437)	(4,926)
Total exposure	21,841,548	26,990,321

The Group has conducted a sensitivity analysis of the Group's exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, GBP and EUR being 3%, 12% and 3% respectively.

Notes to the Financial Statements (continued…)

Note 26.	Financial Risk Management (continued)

Based on the financial instruments held at 30 June 2016, had the Australian dollar weakened/strengthened by 3% against the US dollar, by 12% against the British Pound and 3% against the EURO with all other variables held constant, the Group's post-tax profit for the year would have been A$634,419 lower/A$673,431 higher (2015: $786,576 lower/$835,247 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group's exposure to other foreign exchange movements is not material.

We realised a foreign exchange gain of A$950,720 for the year ended 30 June, 2016 compared to a foreign exchange gain of A$4,953,253 for the year ended 30 June, 2015 and a foreign exchange loss of A$581,263 for the year ended 30 June, 2014. In 2016, the Australian dollar depreciated against the U.S. dollar by 3%. In 2015, the Australian dollar depreciated against the U.S. dollar by 18%, while in 2014, the Australian dollar appreciated against the U.S. dollar by 3%.

(ii)	Interest Rate Risk

The Group's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group's exposure to interest rate risk has not changed since the prior year.

Notes to the Financial Statements (continued…)

Note 26. Financial Risk Management (continued)

2016	Weighted Average Effective	Floating Interest Rate	Fixed Interest Rate Within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
	Interest Rate	$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	0.68%	22,440,074	6,150,000	-	-	3,464	28,593,538
Receivables		-	-	-	-	4,786,765	4,786,765
Other current assets		-	-	-	-	276,504	276,504
Other non-current assets	2.85%	-	-	43,988	-	-	43,988
Total Financial Assets		22,440,074	6,150,000	43,988	-	5,066,733	33,700,795

Financial Liabilities:
Trade and other payables		-	-	-	-	1,748,566	1,748,566
Total Financial Liabilities		-	-	-	-	1,748,566	1,748,566

2015	Weighted Average Effective	Floating Interest Rate	Fixed Interest Rate Within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
	Interest Rate	$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	0.59%	34,906,965	-	-	-	2,609	34,909,574
Receivables		-	-	-	-	6,521,154	6,521,154
Other current assets	2.90%	-	152,603	-	-	160,862	313,465
Other non-current assets	3.10%	-	-	45,462	-	-	45,462
Total Financial Assets		34,906,965	152,603	45,462	-	6,684,625	41,789,655

Financial Liabilities:
Trade and other payables		-	-	-	-	2,152,015	2,152,015
Other financial liabilities		-	-	-	-	12,076	12,076
Total Financial Liabilities		-	-	-	-	2,164,091	2,164,091

Notes to the Financial Statements (continued…)

Note 26.	Financial Risk Management (continued)

There has been no change to the Group's exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2015. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

	2016	2015
	$	$
+1% (100 basis points)	224,401	349,070
-1% (100 basis points)	(224,401)	(349,070)

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group's policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2016.

There has been no significant change in the Group's exposure to credit risk since the previous year. The carrying amount of the Group's financial assets represent the maximum credit exposure.

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

2016	Less than 6 months	6-12 months	Between 12 months and 5 years	Total contracted cash flows	Carrying amounts
Trade and other payables	1,748,566	-	-	1,748,566	1,748,566
Total	1,748,566	-	-	1,748,566	1,748,566

2015
Trade and other payables	2,152,015	-	-	2,152,015	2,152,015
Total	2,152,015	-	-	2,152,015	2,152,015

Notes to the Financial Statements (continued…)

Note 26. Financial Risk Management (continued)

(d)	Capital Risk Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group's constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 16, 17 and 18. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group's Management the Board monitors the need to raise additional equity from the equity markets.

(e)	Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);

-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2016 and 2015, none of the Group’s assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy. The other financial liabilities are classified as level 2 instruments (see note 14). No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

Directors’ Declaration

The Directors of the Group declare that:

In the opinion of the Directors:

1.	the financial statements and notes, as set out on pages 58 to 97 are in accordance with the Corporations Act 2001 and:

a.	comply with Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the financial position as at 30 June 2016 and of the performance for the year ended on that date of the Group;

c.	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 1.

2.	in the Directors' opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2011 for the financial year ended 30 June 2016.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of September 2016.

Independent Auditor’s Report

Independent auditor's report to the members of Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the statements of financial position as at 30 June 2016, the statements of profit or loss and other comprehensive income, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Prana Biotechnology Limited and Prana Biotechnology Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent Audit Report (continued…)

pwc

Auditor's opinion

In our opinion:

(a) the financial report of Prana Biotechnology Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2016 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 32 to 45 of the directors' report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2016 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Sam Lobley
Partner

Melbourne
30 September 2016

Shareholder Information (As at 27 September 2016)

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

533,891,470 fully paid ordinary shares are held by 3,277 individual shareholders.

All ordinary shares carry one vote per share.

Options

360,000 unlisted options exercisable at $0.66 on or before 1 October 2018, are held by 3 individual shareholders

1,400,000 unlisted options exercisable at $0.27 on or before 25 May 2020, are held by 4 individual shareholders

1,119,519 unlisted options exercisable at $0.25 on or before 20 March 2017, are held by 8 individual shareholders

8,500,000 unlisted options exercisable at $0.33 on or before 13 December 2017, are held by 6 individual shareholders

1,649,573 unlisted options exercisable at $0.37 on or before 25 June 2018, are held by 7 individual shareholders

306,490 unlisted options exercisable at $0.66 on or before 4 August 2018, are held by 2 individual shareholders

200,000 unlisted options exercisable at $0.61 on or before 24 October 2018, are held by 1 individual shareholder

360,000 unlisted options exercisable at $0.73 on or before 3 November 2018, are held by 2 individual shareholders

1,200,000 unlisted options exercisable at $1.04 on or before 11 December 2018, are held by 2 individual shareholders

100,000 unlisted options exercisable at $1.12 on or before 5 February 2019, are held by 1 individual shareholder

1,200,000 unlisted options exercisable at $0.25 on or before 6 April 2018, are held by 1 individual shareholder

1,000,000 unlisted options exercisable at $0.34 on or before 2 October 2018, are held by 1 individual shareholder

2,000,000 unlisted options exercisable at $0.26 on or before 18 February 2020, are held by 2 individual shareholders

All options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES
No. of Holders
1 - 1,000	545
1,001 - 5,000	1,096
5,001 - 10,000	534
10,001 - 100,000	921
100,001 - and over	181
Total number of shareholders	3,277
Unmarketable parcels	1,470

Shareholder Information (As at 27 September 2016) (continued…)

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

		Fully Paid Ordinary Shares
Shareholders		Number	%
1.	NATIONAL NOMINEES LIMITED	387,950,150	72.66
2.	JAGEN PTY LTD	15,567,983	2.92
3.	BAYWICK PTY LTD <THE RETAIL DISCRETIONARY A/C>	14,165,000	2.65
4.	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	10,910,859	2.04
5.	MR JAMES V BABCOCK	3,980,263	0.75
6.	NRB DEVELOPMENTS PTY LTD	2,970,000	0.56
7.	ZAYCHAN PTY LIMITED <LINEGAR SUPER FUND A/C>	2,350,000	0.44
8.	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,250,240	0.42
9.	ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.34
10.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,750,160	0.33
11.	NEUROTRANSMISSION PTY LTD	1,672,433	0.31
12.	KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,492,212	0.28
13.	SANDHURST TRUSTEES LTD <JMFG CONSOL A/C>	1,425,000	0.27
14.	CITICORP NOMINEES PTY LIMITED	1,203,488	0.23
15.	MR DAVID STICKELS	1,050,000	0.20
16.	MS JIA LU	1,019,164	0.19
17.	CITOS SUPER PTY LTD <CITOS PTY LTD SF A/C>	1,000,000	0.19
18.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITEDGSCO ECA	917,390	0.17
19.	MR JOHNNY BORIS MARTINOVICH	828,582	0.16
20.	DACOMA HOLDINGS PTY LIMITED <JJO SUPERANNUATION FUND A/C>	780,000	0.15
		455,108,948	85.24

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

There are no substantial shareholders who have notified the Group in accordance with Section 671B of the Corporations Act.

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

Shareholder Information (As at 27 September 2016) (continued…)

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

ANNUAL REPORT MAILING

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com.au

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer

Mr Brian Meltzer	Non-Executive Independent Director

Dr George Mihaly	Non-Executive Independent Director

Mr Peter Marks	Non-Executive Independent Director

Mr Lawrence Gozlan	Non-Executive Independent Director

Prof. Ira Shoulson	Non-Executive Director

COMPANY SECRETARY	AUDITORS

Mr Phillip Hains	PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE	SOLICITORS

Suite 1, 1233 High Street	Quinert Rodda & Associates
Armadale, Victoria 3143 Australia	Suite 1, Level 6, 50 Queen Street
Phone: +61 3 9824 5254	Melbourne, Victoria, 3000
Fax: +61 3 9822 7735

PRINCIPAL PLACE OF BUSINESS	SHARE REGISTRY

Level 2, 369 Royal Parade	Computershare Investor Services Pty Ltd
Parkville, Victoria 3052 Australia	Yarra Falls, 452 Johnston Street
Phone: +61 3 9349 4906	Abbotsford, Victoria, 3067, Australia
Fax: +61 3 9348 0377	Telephone: 1300 85 05 05 (within Australia)
+61 3 9415 4000 (overseas)
Facsimile: +61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED	WEBSITE

ASX	www.pranabio.com
(Australian Securities Exchange)
Code: PBT (Shares)

NASDAQ
(North American Dealers Automated Quotation)
Code: PRAN (ADRs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 30, 2016